SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2003.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File Number 333-85904

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO GAS UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

Explanatory Note

This Form 11-K/A amends and restates the annual report on Form 11-K filed June 23, 2004, to revise the report of the independent registered public accounting firm to only make reference to their audits having been conducted in accordance with standards of the Public Accounting Oversight Board (United States). There were no other changes to the previously filed financial statements of Dominion East Ohio Gas Union Savings Plan for Employees Represented by the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO as of and for the year ended December 31, 2003 and 2002.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	4
Notes to Financial Statements	5 - 12

Supplemental Schedules as of and for the Year Ended December 31, 2003:
Form 5500, Schedule H, Item 4(i): Schedule of Assets (Held at Year End)	13
Form 5500, Schedule H, Item 4(j): Schedule Of Reportable Transactions	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of Dominion Resources, Inc. and Trustee
and Participants of the Dominion East Ohio Gas Union Savings Plan for Employees
Represented by the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO

We have audited the accompanying statements of net assets available for benefits of the Dominion East Ohio Gas Union Savings Plan for Employees Represented by the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia
June 7, 2004

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2003	December 31, 2002

Assets:

Investments	$150,817,402	$134,441,580
Receivables	249,262	22,019
Total Assets	151,066,664	134,463,599

Liabilities:

Payables for Investments Purchased	283,097	587
Administrative Expenses Payable	36,663	61,560
Other	215,696	88,448
Total Liabilities	535,456	150,595

NET ASSETS AVAILABLE FOR BENEFITS	$150,531,208	$134,313,004

The accompanying notes are an integral part of the financial statements.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

Additions:
Investment Income:
Dividends	$ 2,442,392
Interest	254,262
Net Appreciation in Fair Value of Investments	13,196,206
Income from Master Trust	3,640,207

Total Investment Income	19,533,067

Contributions:
Participants	5,047,080
Employers	1,473,071

Total Contributions	6,520,151

Total Additions	26,053,218

Deductions:
Benefits Paid to Participants	9,671,409
Administrative Expenses	132,137

Total Deductions	9,803,546

NET INCREASE BEFORE TRANSFERS	16,249,672

TRANSFER OF PARTICIPANTS' ASSETS FROM THE PLAN TO OTHER PLANS	(31,468)

NET INCREASE	16,218,204

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	134,313,004

End of Year	$150,531,208

The accompanying notes are an integral part of the financial statements.

Dominion EAST OHIO GAS Union Savings Plan
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Dominion East Ohio Gas Union Savings Plan for Employees Represented by the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. GENERAL - The Plan is a defined contribution plan covering union-eligible employees of The East Ohio Gas Company (the "Employer") who are 18 or older. The East Ohio Gas Company is a wholly-owned subsidiary of Consolidated Natural Gas Company (the "Company" or "CNG"). CNG is a wholly-owned subsidiary of Dominion Resources, Inc. ("Dominion"). The Plan administrator is Dominion Resources Services, Inc. (a subsidiary of Dominion). Mellon Bank, N.A. serves as the Trustee of the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

b. CONTRIBUTIONS - Under the Plan, participants may contribute not less than 2% and not more than 50% of their earnings each pay period, in increments of 1%. Contributions are subject to applicable Internal Revenue Code ("IRC") limitations. The Employer contributes amounts equivalent to 50% of each participant's contributions, not to exceed 3% of the participant's eligible earnings, which is used to purchase Dominion common stock. The Employer's matching contribution is increased to 66.7% of each participant's contributions, not to exceed 4% of participant's eligible earnings, for employees who have 20 or more years of service.

c. PARTICIPANT ACCOUNTS - Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Employer's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

d. PARTICIPANTS - Each employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e. VESTING - Participants immediately vest in their contributions and earnings. Participants vest in the Employer's matching contribution and related earnings after three years of service. Forfeited balances of terminated participants' non-vested accounts are used to reduce future employer contributions.

  INVESTMENT OPTIONS

Employee Contributions: Upon enrollment in the Plan, a participant may direct contributions in any option (except the loan fund) in 1% increments totaling to 100%. Investment options are valued daily. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds.

The Plan provides for employee contributions to be invested in the following:

Dominion Stock Fund

Interest in Master Trust:

Dresdner Large Cap Growth Fund (Dresdner Fund)
Certus Stable Value Fund (Certus Fund)

Common/Collective Trust:

Capital Guardian Balanced - Aggressive Growth
Capital Guardian Balanced - Conservative
Capital Guardian Balanced - Moderate
Large Cap Value Fund
Wilshire 4500 Index Fund
EB Mellon Total Return Fund
Mellon S&P 500 Index Daily Fund

Mutual Funds:

Real Estate Fund
Small Cap Value Fund
Small Cap Growth Fund
Euro Pacific Growth Fund

Company Contributions: Employer's matching contributions are automatically contributed into the Dominion Stock Fund. However, participants may transfer 100% of the value of the Company Match Account into another investment option at anytime.

g. PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

    50% of the vested account balance or

    $50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest bearing at one percentage point above the prime rate of interest. The rate is determined every quarter; however, the rate is fixed at the inception of the loan for the life of the loan.

Participants make repayments to the Plan on a bi-monthly basis. Defaults result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h. PAYMENTS OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant's valid withdrawal request is processed by the recordkeeper. On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2.

i. FLEXIBLE DIVIDEND OPTION - Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b. VALUATION OF INVESTMENTS:

(1) Dominion Stock Fund - Investments in Dominion Common Stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the plan year.

(2) Investment in Certus Fund - The Certus Fund invests primarily in guaranteed investment contracts, which are valued at contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

(3) Investment in Dresdner Fund - Investments in the Dresdner Fund are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the plan year.

(4) Mutual Funds - Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(5) Common/Collective Trusts - Investments in common/collective trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank (or trust company) sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

c. INVESTMENT INCOME - Purchases and sales of securities are recorded on a trade-date basis. Interest Income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

d. EXPENSES - The Plan's expenses are accrued as incurred and paid by the Plan, as provided by the Plan document.

e. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

f. CONCENTRATION OF INVESTMENTS - Included in the Plan's net assets available for benefits at December 31, 2003 and 2002, are investments in Dominion Common Stock amounting to approximately $57 million and $55 million, respectively, whose value could be subject to change based upon market conditions.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2003	December 31, 2002

Interest in Certus Fund	$63,195,286	$56,056,750
Mellon S&P 500 Index Daily Fund	7,641,209	─
Dominion Common Stock *	3,414,485	1,348,901
Dominion Common Stock	53,843,067	53,688,403

* Nonparticipant-directed

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13 million as follows:

Investments at Fair Value:
Mutual Funds	$ 1,572,073
Dominion Common Stock	8,645,699

Investments at Estimated Fair Value:
Common/Collective Trust	2,978,434
Total	$13,196,206

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2003	December 31, 2002

Net Assets:
Investments:
Dominion Common Stock	$3,414,486	$1,348,901
Common/Collective Trusts	3,303	366
Total Investments	3,417,789	1,349,267
Receivables:
Interest	6	4
Securities Sold	14,857	446
Total Receivables	14,863	450

Total Assets	3,432,652	1,349,717

Liabilities:
Payables for Investments Purchased	16,882	─
Other	─	505

Total Liabilities	16,882	505

Net Assets Available for Benefits	$3,415,770	$1,349,212

December 31, 2003
Changes in Net Assets:
Net Appreciation in Fair Value of Investments	$6,744,027
Dividend Income	1,895,454
Interest	949
Contributions	1,478,589
Benefits Paid to Participants	(2,331,700)
Administrative Expenses	(9,751)
Transfers to Participant-Directed Investments	(131,178)
Transfers of Participants' Assets to Other Plans	(5,579,832)
Net Increase in Net Assets	$2,066,558

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6. PLAN INTEREST IN THE DOMINION MASTER TRUST

The Plan's investment in the Certus Fund and the Dresdner Fund are held in a Master Trust which was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. Mellon Bank, N.A. holds the assets of the Master Trust.

Certus Fund - At both December 31, 2003 and 2002, the Plan's interest in the net assets of the Certus Fund was approximately 11%. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments (and related investment income) in the Certus Fund:
	December 31, 2003	December 31, 2002

Guaranteed Investment Contracts (contract value)	$555,629,940	$485,616,190
Short-term Investment Fund (estimated fair value)	20,417,672	26,508,803
Corporate Debt Instruments	5,115,332	─
Registered Investment Companies	10,462,036	─
Cash	19,051	794,889
Interest receivable	2,080,126	5,711,632
Total	$593,724,157	$518,631,514

Investment income for the Certus Fund is as follows:
Year Ended December 31, 2003

Interest	$28,406,269
Net appreciation in Fair Value of Investments	193,981
Less: Investment Expenses	1,726,914
Total	$26,873,336

The aggregate fair value of the investment contracts and short-term investments of the Certus Fund at December 31, 2003 and 2002 was $613 million and $545 million, respectively. The average annual yield of assets on December 31, 2003 and 2002 was estimated at 4.90% and 5.77%, respectively. Average duration of investment contracts within the Certus Fund was 3.25 years at December 31, 2003 and 2.82 years at December 31, 2002. The crediting interest rates used to determine fair value for the contracts as of December 31, 2003 ranged from 2.74% to 7.32%.

Dresdner Fund - As of December 31, 2003 and 2002, the Plan's interest in the net assets of the Dresdner Fund was approximately 9% and 12%, respectively. Investment income and administrative expenses relating to the Dresdner Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments (and related investment income) in the Dresdner Fund Master Trust:
	December 31, 2003	December 31, 2002

Dresdner Fund	$48,084,699	$31,906,649

Total	$48,084,699	$31,906,649

Investment income for the Dresdner Fund is as follows:
Year Ended December 31, 2003

Interest	$ 30,702
Dividends	429,822
Net appreciation in fair value of investments	6,686,798
Total	$7,147,322

7. TAX STATUS

The Plan is a qualified employees' profit sharing trust under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on February 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code.

8. PLAN CHANGES

On July 16, 2001, The East Ohio Gas Company signed an agreement with the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO, who represents the employees of The East Ohio Gas Company, renewing the 1997 to 2001 collective bargaining agreement for a period of 5 years beginning on June 16, 2001, and continuing through June 15, 2006. According to the agreement, certain changes related to the benefit plan became effective January 1, 2002. The following is a summary of the significant changes:

Plan Name Change:

Dominion East Ohio Gas Union Savings Plan

Allowable Employee Contributions:

2% - 15% of compensation on a pre-tax basis

2% - 20% of compensation on an after-tax basis

2% - 20% of compensation on a combination of pre-tax or after-tax basis

Company Match:

The Company match is invested in the Dominion Stock Fund and is calculated as follows:

Less than 20 years of service - 50% match (up to 3% of compensation)

20 or more years of service - 66.7% match (up to 4% of compensation)

Investment Options:

There are 14 investment funds that offer a range of investment choices. Employees may allocate their assets among the following investment options:

Certus Stable Value Fund	Dresdner Large Cap Growth Fund
EB Mellon Total Return Fund	Large Cap Value Fund
Capital Guardian Balanced - Moderate	Small Cap Value Fund
Capital Guardian Balanced - Conservative	Small Cap Growth Fund
Capital Guardian Balanced - Aggressive Growth	Euro Pacific Growth Fund
Mellon S&P 500 Index Daily Fund	Real Estate Fund
Wilshire 4500 Index Fund	Dominion Stock Fund

******

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003
FORM 5500, SCHEDULE H, ITEM 4(i) - SCHEDULE OF ASSETS (HELD AT YEAR END)

Description	Cost	Current Value

Dominion Resources, Inc., Common Stock *	$ 43,020,393	$ 57,257,552

Interest in Master Trust:
Dresdner Large Cap Growth Fund	4,547,481	4,278,841
Certus Stable Value Fund	53,029,837	63,195,286
	57,577,318	67,474,127

Common/Collective Trusts:
EB Temporary Investment Fund	55,394	55,394
TBC INC Pooled Employee Funds Daily Liquidity	32,249	32,249
Large Cap Value Fund	112,512	125,238
EB Mellon Total Return Fund	1,130,245	1,249,075
Wilshire 4500 Index Fund	243,811	292,679
Mellon S&P 500 Index Daily Fund	7,439,981	7,641,209
Capital Guardian Balanced - Conservative	293,524	325,493
Capital Guardian Balanced - Moderate	1,480,762	1,728,049
Capital Guardian Balanced - Aggressive Growth	2,782,098	3,035,258
	13,570,576	14,484,644

Mutual Funds:
Real Estate Fund	621,784	679,592
Euro Pacific Growth Fund	1,237,920	1,432,827
Small Cap Growth Fund	658,115	762,382
Small Cap Value Fund	3,170,325	3,920,278
	5,688,144	6,795,079

Loans to Participants	4,806,000	4,806,000

TOTAL ASSETS HELD FOR INVESTMENT	$124,662,431	$150,817,402

* Permitted party-in-interest.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2003
FORM 5500, SCHEDULE H, ITEM 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS

Single Transactions in Excess of Five Percent of Plan Assets

There are no reportable transactions.

Series Transactions in Excess of Five Percent of Plan Assets
Shares/ Par Value	Security Description	Transaction Expense	Cost of Purchases	Proceeds From Sales	Costs of Assets Disposed	Gain/ Loss

138,923	Dominion Resources Inc. Common Stock*	$ -	$ 8,336,872	$ -	$ -	$ -
240,560	Dominion Resources Inc. Common Stock*	-	-	14,544,191	11,229,113	3,315,078
8,440,765	EB Temporary Investment Fund	-	8,440,765	-	-	-
8,407,273	EB Temporary Investment Fund	-	-	8,407,273	8,407,273	-

*A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS WORKERS UNION, LOCAL 555, SEIU, AFL-CIO (name of plan)

Date: July 14, 2004	/s/ Anne M. Grier
Anne M. Grier Chairman, Dominion Resources, Inc. Administrative Benefits Committee